NOVUS CAPITAL CORPORATION II

8556 Oakmont Lane

Indianapolis, Indiana 46260

January 19, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novus Capital Corporation II

Registration Statement on Form S-4, as amended
File No. 333-260307

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Novus Capital Corporation II (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-260307), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m., Eastern time, on January 21, 2022, or as soon thereafter as practicable.

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Very truly yours,

NOVUS CAPITAL CORPORATION II

By:	/s/ Robert J. Laikin
Name: Robert J. Laikin
Title: Chief Executive Officer